Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

04 MAR -9 AM 7:21

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Group Secretariat

04010405

SUPPL

3rd March 2004

Securities and Exchange Commission
Office of the International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sirs

Mandarin Oriental International Limited ("MOIL")

We attach for your information a copy of a notification dated 3rd March 2004 in respect of MOIL which was lodged with the UK Listing Authority (the "UKLA") today.

In accordance with the requirements under the listing rules of the UKLA, we have notified the UKLA today on behalf of MOIL of the following Director's share transaction:-

Director	Nature of Transaction	Name of Company	Date of Transaction	No. of Shares	Price per share (US$)
John R Witt	Grant of Options	MOIL	03/03/2004	+200,000 (options)	0.5605

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

3/9

S:\Win\Option\MOIL\Grant\2004-Annual.doc

Full Text Announcement

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Issue of Equity
Released	09:17 3 Mar 2004
Number	0752W

MANDARIN ORIENTAL INTERNATIONAL LIMITED

ISSUE OF EQUITY

On 3rd March 2004, Mandarin Oriental International Limited has allotted a total of 600,000 new ordinary shares at a price of US$0.5605 per share pursuant to the Share Option Plan (1995) of the 1995 Employee Share Incentive Scheme.

The shares will be registered in the name of the Scheme Trustee, Mandarin Oriental Trustees Limited.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

3rd March 2004

www.mandarinoriental.com

END